Via Facsimile and U.S. Mail
Mail Stop 6010

March 18, 2009

H. Thomas Watkins
President and Chief Executive Officer
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464

Re: Human Genome Sciences, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 1-14169

Dear Mr. Watkins:

      We have completed our review of your Form 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief